EXECUTION VERSION

SUBORDINATION AGREEMENT

     SUBORDINATION AGREEMENT, dated as of September __, 2007, made by David Reingold, Lisa Reingold, Mark Goodman and Orlee Muroff, each an individual with his or her respective principal residence at the address set forth on the signature pages hereto (collectively, together with each of their respective heirs and assigns, the "Subordinated Lenders"), Clearly Canadian Beverage Corporation, a corporation incorporated under the laws of British Columbia, Canada (the "Company") and each initial holder of the Senior Notes (as defined below) (collectively with each of their respective successors and assigns, the “Senior Lenders”).

W I T N E S E T H:

     WHEREAS, the Senior Lenders have entered into a Securities Purchase Agreement dated September __, 2007 with the Company (as amended, restated, supplemented, extended, renewed, rolled-over, refunded, refinanced or otherwise modified from time to time, the "Senior Securities Purchase Agreement") pursuant to which the Senior Lenders purchased certain senior convertible notes of the Company in the aggregate principal sum of _______Dollars ($_______) (as amended, restated, supplemented, extended, renewed, rolled-over, refunded, refinanced or otherwise modified from time to time, the "Senior Notes");

     WHEREAS, the Subordinated Lenders have entered into a Securities Purchase Agreement dated September __, 2007 with the Company (as amended, restated, supplemented, extended, renewed, rolled-over, refunded, refinanced or otherwise modified from time to time, the "Subordinated Securities Purchase Agreement") pursuant to which the Senior Lenders purchased certain senior convertible notes of the Company in the aggregate principal sum of Two Million Four Hundred and Fifty Thousand Dollars ($2,450,000) (as amended, restated, supplemented, extended, renewed, rolled-over, refunded, refinanced or otherwise modified from time to time, the "Subordinated Notes");

     WHEREAS, the Senior Lenders and the Subordinated Lenders wish to agree as to the priority of the repayment of the Senior Debt and the Subordinated Debt (as each such term is defined below), and the rights of each with respect thereto.

     NOW, THEREFORE, in consideration of the premises hereof, the Senior Lenders, the Subordinated Lenders and the Company hereby agree as follows:

     Section 1. Certain Definitions.

     (a) Capitalized terms used but not otherwise defined herein shall have the meanings specified in the Senior Securities Purchase Agreement.

     (b) "Bankruptcy Case" means any of the following: (i) any case or proceeding commenced by or against the Company under the Bankruptcy Code or any other federal, state bankruptcy, insolvency, reorganization or other law affecting creditors' rights or any other or similar proceedings seeking any stay, reorganization, arrangement, composition or readjustment of the obligations and indebtedness of the Company or (ii) any proceeding seeking the appointment of any trustee, receiver, liquidator, custodian or other insolvency official with similar powers with respect to the Company or any of its assets or (iii) any proceeding for liquidation, dissolution or other winding up of the business of the Company or (iv) any assignment for the benefit of creditors or any marshalling of assets of the Company.

     (c) "Bankruptcy Code" the United States Bankruptcy Code (11 U.S.C. § 101, et seq.), as amended, and any successor statute.

     (d) "Senior Debt" means any and all presently existing or hereafter arising indebtedness, reimbursement obligations, claims, debts, liabilities, obligations, expenses and fees of the Company owing to the Senior Lenders under the Senior Debt Documents, whether direct or indirect, whether contingent or of any other nature, character, or description (including all interest, fees, expenses and other amounts accruing after commencement of any Bankruptcy Case, and all interest, fees, expenses and other amounts that, but for the provisions of the Bankruptcy Code, would have accrued and become due or otherwise would have been allowed).

     (e) "Senior Debt Documents" means the Senior Securities Purchase Agreement, the Senior Notes and all other agreements (including, without limitation, any other documents entered into in connection therewith) between the Company and the Senior Lenders, as any such document is amended, restated, supplemented, replaced, extended, renewed, rolled-over, refunded, refinanced or otherwise modified from time to time..

     (f) "Subordinated Debt" means any and all presently existing or hereafter arising indebtedness, reimbursement obligations, claims, debts, liabilities, obligations, prepayment premiums, indemnities, expenses, commissions and other amounts payable in respect thereof, together with expenses and fees of the Company owing to the Subordinated Lenders under the Subordinated Debt Documents, whether direct or indirect, whether contingent or of any other nature, character, or description, whether created directly or acquired by assignment or otherwise, all interest (including capitalized or paid-in-interest) thereon.

     (g) "Subordinated Debt Documents" means the Subordinated Securities Purchase Agreement, the Subordinated Notes and all other agreements (including, without limitation, any other documents entered into in connection therewith) between the Company and the Subordinated Lenders, as any such document is amended, restated, supplemented, replaced, extended, renewed, rolled-over, refunded, refinanced or otherwise modified from time to time,.

     Section 2. Agreement to Subordinate. The Subordinated Lenders and the Company agree that the Subordinated Debt is and shall be subordinate, to the extent and in the manner hereinafter set forth, in right of payment to the prior payment in full of the Senior Debt (excluding indemnity obligations under the Senior Debt Documents that are contingent and for which no claim has been asserted). For the purposes of this Agreement, the Senior Debt shall not be deemed to have been paid in full until 30 days following such date on which the holders or owners thereof shall have received payment in full of the Senior Debt (excluding indemnity obligations under the Senior Debt Documents that are contingent and for which no claim has been asserted) in cash and all commitments under any Senior Debt Document have been terminated.

     Section 3. Restrictions on Payment of the Subordinated Debt. The Subordinated Lenders will not ask, demand, sue for, take or receive, directly or indirectly, from the Company, in cash or other property by set-off, by realizing upon collateral or in any other manner, payment of, or security for, any or all of the Subordinated Debt unless and until the Senior Debt shall have been paid in full (excluding indemnity obligations under the Senior Debt Documents that are contingent and for which no claim has been asserted); provided, however, that as long as no Event of Default has occurred and is continuing under the Senior Notes, the Company may make, and the Subordinated Lenders may receive, (i) Interest Shares (as defined in the Subordinated Notes) and (ii) Conversion Shares (as defined in the Subordinated Notes and together with (i) above, the "Subordinated Note Issuances"), on the Subordinated Notes as such becomes due and payable. No Obligor will make any payment in respect of any of the Subordinated Debt, or take any other action, in contravention of the provisions of this Agreement. Nothing in this Section 3 shall be deemed to prevent any Subordinated Lender from filing a proof of claim in respect of the Subordinated Debt in any proceeding referred to in subsection (a) of Section 4 hereof commenced by or against the Company subject to the provisions of this Agreement, including without limitation Section 4(b)(i) hereof.

     Section 4. Additional Provisions Concerning Subordination. Each Subordinated Lender and the Company hereby agree as follows:

     (a) In the event of any dissolution, winding up, liquidation, arrangement or reorganization relating to the Company, whether in any bankruptcy, insolvency, arrangement, reorganization or receivership proceedings or upon an assignment for the benefit of creditors or any other marshalling of the assets and liabilities of the Company or otherwise, any payment or distribution of any kind excluding any Subordinated Note Issuances owing to any Subordinated Lender (whether in cash, securities or other property) which otherwise would be payable or deliverable upon or with respect to the Subordinated Debt shall be paid or delivered directly to the holders or owners of the Senior Debt for application (in the case of cash) to, or as collateral (in the case of securities or other non-cash property) for, the payment or prepayment of the Senior Debt until the Senior Debt shall have been paid in full (excluding indemnity obligations under the Senior Debt Documents that are contingent and for which no claim has been asserted).

     (b) In any proceeding referred to in subsection (a) of this Section 4 commenced by or against the Company,

          (i) the Senior Lenders may, and are hereby irrevocably authorized and empowered (in their own name, in the name of all of the Senior Lenders, in the name of any Subordinated Lender or otherwise), but shall have no obligation, to, (A) demand, sue for, collect and receive every payment or distribution referred to in subsection (a) of this Section 4 and (B) file claims and proofs of claim in respect of the Subordinated Debt if there should remain not more than 30 days before such action is barred, prohibited or otherwise cannot be taken (including, without limitation, voting the Subordinated Debt or enforcing any security interest or other lien securing payment of the Subordinated Debt) as the Senior Lenders may deem necessary or advisable for the exercise or enforcement of any of the rights or interests of the Senior Lenders hereunder; and

          (ii) each Subordinated Lender will, at the Senior Lenders' expense, duly and promptly take such action as the Senior Lenders may request (A) to collect the Subordinated Debt for the account of the Senior Lenders and to file appropriate claims or proofs of claim with respect thereto, (B) to execute and deliver to the Senior Lenders such powers of attorney, assignments or other instruments as the Senior Lenders may request in order to enable it to enforce any and all claims with respect to, and any security interests and other liens securing payment of, the Subordinated Debt, and (C) to collect and receive any and all payments or distributions which may be payable or deliverable upon or with respect to the Subordinated Debt with the exception of the Subordinated Note Issuances.

     (c) All payments or distributions upon or with respect to the Subordinated Debt which are received by any Subordinated Lender contrary to the provisions of this Agreement shall be received in trust for the benefit of the Senior Lenders, shall be segregated from other funds and property held by any Subordinated Lender and shall be forthwith paid over to the Senior Lenders in the same form as so received (with any necessary endorsement) to be applied (in the case of cash) to or held as collateral (in the case of securities or other non-cash property) for the payment or prepayment of the Senior Debt until the Senior Debt shall have been paid in full in cash, and all commitments under the Senior Debt Documents have been terminated (excluding indemnity obligations under the Senior Debt Documents that are contingent and for which no claim has been asserted). If any amount received by the Senior Lenders is rescinded or returned for any reason, the subordination provisions shall be reinstated with respect thereto.

(d) The Senior Lenders are hereby authorized to demand specific performance of this Agreement at any time when any Subordinated Lender shall have failed to comply with any of the provisions of this Agreement applicable to any Subordinated Lender whether or not the Company shall have complied with any of the provisions hereof applicable to the Company, and each Subordinated Lender hereby irrevocably waives any defense based on the adequacy of a remedy at law which might be asserted as a bar to such remedy of specific performance.

     Section 5. Notice of Subordination.

     (a) Each Subordinated Lender and the Company will cause any instrument hereafter evidencing any Subordinated Debt to be indorsed with the following legend:

     "The indebtedness evidenced by this instrument is subordinated to the prior payment in full of the Senior Debt (as defined in the Subordination Agreement hereinafter referred to) pursuant to, and to the extent provided in, the Subordination Agreement, dated as of September __, 2007, made by Clearly Canadian Beverage Corporation, a corporation, incorporated under the laws of British Columbia, Canada, David Reingold, Lisa Reingold, Mark Goodman and Orlee Muroff, each an individual and each initial holder of the Senior Debt."

     (b) Each Subordinated Lender and the Company will (i) mark its books of account in such a manner as shall be effective to give proper notice of the effect of this Agreement and (ii) upon the request of the Senior Lenders, cause the Subordinated Debt to be evidenced by an appropriate instrument or instruments indorsed with the above legend. Each Subordinated Lender and the Company will, at the Company's expense and at any time and from time to time, promptly execute and deliver all further instruments and other documents, and take all further action, that may be necessary or, in the opinion of the Senior Lenders, desirable, or that the Senior Lenders may request, in order to protect any right or interest granted or purported to be granted hereby or to enable the Senior Lenders to exercise and enforce its rights and remedies hereunder.

     Section 6. Negative Covenants of the Subordinated Lender. So long as any of the Senior Debt shall remain outstanding and any commitments under the Senior Debt Documents have not been terminated (excluding indemnity obligations under the Senior Debt Documents that are contingent and for which no claim has been asserted), the Subordinated Lenders will not:

     (a) (i) cancel or otherwise discharge any Subordinated Debt (other than by the issuance of Conversion Shares in accordance with the terms of the Subordinated Notes or except upon payment in full thereof to any Subordinated Lender as contemplated hereby), or (ii) subordinate any Subordinated Debt to any indebtedness of the Company other than the Senior Debt;

     (b) sell, assign, pledge, encumber or otherwise dispose of any Subordinated Debt unless such sale, assignment, pledge, encumbrance or disposition is made expressly subject to this Agreement and such assignee, pledgee or grantee expressly acknowledges and accepts the terms of this Agreement;

     (c) permit the terms of any Subordinated Debt to be changed in such a manner as to have an adverse effect upon the rights or interests of the Senior Lenders hereunder;

     (d) collect or receive any or all of the Subordinated Debt due and payable prior to the date fixed therefor (with the exception of the Subordinated Note Issuances) or realize upon, or otherwise exercise any remedies with respect to, any collateral at any time securing any Subordinated Debt, if any;

     (e) commence, or join with any creditor other than the Senior Lenders in commencing, any proceeding referred to in Section 4(a) hereof; or

     (f) obtain a lien on or security interest in any property or asset of the Company or any other affiliate without the written consent of the Senior Lenders.

     Section 7. Obligations Unconditional.

     (a) All rights and interests of the Senior Lenders hereunder, and all agreements and obligations of the Subordinated Lenders and the Company hereunder, shall remain in full force and effect irrespective of: (i) any lack of validity or enforceability of any Senior Debt Document or any other agreement or instrument relating thereto, (ii) any change in the time, manner or place of payment of, or in any other term in respect of, all or any of the Senior Debt, or any other amendment or waiver of or any consent to departure from any Senior Debt Document, or (iii) any other circumstance which might otherwise constitute a defense available to, or a discharge of, the Company in respect of the Senior Debt or the Subordinated Lenders, or the Company in respect of this Agreement.

     (b) This Agreement shall continue to be effective or shall be reinstated, as the case may be, if at any time any payment of any of the Senior Debt is rescinded or must otherwise be returned by the Senior Lenders upon the insolvency, bankruptcy or reorganization of the Company, any other Company or otherwise, or if any indemnity claim under the Senior Debt Documents is asserted, in either case all as though such payment had not been made.

     Section 8. Waivers. Each Subordinated Lender and the Company hereby waives (i) promptness and diligence, (ii) notice of acceptance and notice of the incurrence of any Senior Debt by the Company, (iii) notice of any actions taken by the Senior Lenders or the Company or any other holder or owner of Senior Debt under any Senior Debt Document or any other agreement or instrument relating thereto, (iv) all other notices, demands and protests, and all other formalities of every kind in connection with the enforcement of the Senior Debt or of the obligations of the Subordinated Lenders and the Company hereunder, the omission of or delay in which, but for the provisions of this Section 8, might constitute grounds for relieving any Subordinated Lender or the Company of its obligations under this Agreement and (v) any requirement that the Senior Lenders protect, secure, perfect or insure any security interest or other lien or any property subject thereto or exhaust any right to take any action against the Company or any other Person or any collateral.

     Section 9. Subrogation. No payment or distribution to the Senior Lenders pursuant to the provisions of this Agreement shall entitle any Subordinated Lender to exercise any rights of subrogation in respect thereof (with the exception of Subordinated Note Issuances) until the Senior Debt shall have been paid in full (excluding indemnity obligations under the Senior Debt Documents that are contingent and for which no claim has been asserted).

     Section 10. Representations and Warranties.

     (a) The Company hereby represents and warrants that each Subordinated Debt Document, a complete and correct copy of which is attached hereto, constitutes a legal, valid and binding obligation of the Company, and is enforceable against the Company in accordance with its terms.

     (b) The Subordinated Lenders and the Company hereby each represent and warrant as follows:

          (i) The Subordinated Debt is unsecured.

          (ii) Except for the Subordinated Notes, there are no instruments, agreements or other arrangements, written or oral, in respect of the Subordinated Debt.

          (iii) The Subordinated Notes has not been amended or otherwise modified, and there exists no default in respect of any thereof.

     (c) Each Subordinated Lender hereby represents and warrants as follows:

          (i) Such Subordinated Lender owns the Subordinated Debt free and clear of any lien, security interest or other charge or encumbrance.

          (ii) The execution, delivery and performance by such Subordinated Lender of this Agreement do not and will not contravene any contractual restriction binding on or affecting such Subordinated Lender.

          (iii) No authorization or approval or other action by, and no notice to or filing with, any governmental authority or other regulatory body is required for the due execution, delivery and performance by such Subordinated Lender of this Agreement.

          (iv) This Agreement constitutes the legal, valid and binding obligation of such Subordinated Lender, enforceable against such Subordinated Lender in accordance with its terms.

     Section 11. Expenses. The Company agrees to pay upon demand to the Senior Lenders the amount of any and all expenses, including the reasonable fees and expenses of counsel for the Senior Lenders, which the Senior Lenders may incur in connection with the exercise or enforcement of any of the rights or interests of the Senior Lenders hereunder. Subject to the terms of this Agreement, the Company agrees to pay upon demand to the Subordinated Lenders the amount of any and all expenses, including the reasonable fees and expenses of counsel for the Subordinated Lenders, which the Subordinated Lenders may incur in connection with the exercise or enforcements of any of the rights or interests of the Subordinated Lenders hereunder.

     Section 12. Notices. All notices, requests and other communications made pursuant to the terms of this Agreement shall be in writing and shall be mailed, facsimiled or delivered,

     If to any Subordinated Lender, at its respective address set forth of the signature pages hereto.

If to the Company, to it at:

Clearly Canadian Beverage Corporation
2267 10th Avenue W.
Vancouver, BC, Canada
Telephone: (604) 742-5300
Facsimile: (604) 742-5301
Attention: Chief Financial Officer

With a copy to:

Max Pinsky Personal Law Corporation
Barrister and Solicitor
1780 - 400 Burrard Street
Vancouver, B.C. V6C 3A6
Telephone: (604) 689-9930
Facsimile: (604) 689-9940
Attention: Max Pinsky

If to the Senior Lenders, to their respective addresses set forth on Schedule __
hereto:

With a copy to:

SCHULTE ROTH & ZABEL LLP
919 Third Avenue
New York, New York 10022
Attention: Eleazer Klein
Telephone: 212-756-2376
Facsimile: 212-593-5955

or as to any such Person at such other address as shall be designated by such Person in written notice to each such Person complying as to delivery with the terms of this Section 12. All such demands, notices, and other communications shall be effective (i) if mailed by certified mail, when received or 5 days after mailing, whichever occurs first, (ii) if by facsimile, when transmitted and confirmation received, and (iii) if delivered, upon delivery.

     Section 13. Miscellaneous.

     (a) No amendment of any provision of this Agreement shall be effective unless it is in writing and signed by each Subordinated Lender, the Company and the Senior Lenders, and no waiver of any provision of this Agreement, and no consent to any departure therefrom, shall be effective unless it is in writing and signed by the Senior Lenders, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

     (b) No failure on the part of the Senior Lenders to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right.

     (c) Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or thereof or affecting the validity or enforceability of such provision in any other jurisdiction.

     (d) This Agreement shall (i) be binding on each Subordinated Lender and the Company and their respective successors and assigns and (ii) inure, together with all rights and remedies of the Senior Lenders hereunder, to the benefit of the Senior Lenders and their respective successors, transferees and assigns. Without limiting the generality of clause (ii) of the immediately preceding sentence, the Senior Lenders may assign or otherwise transfer any Senior Debt, and its rights under any other Senior Debt Document, to any other Person, and such other Person shall thereupon become vested with all of the benefits in respect thereof granted to the Senior Lenders herein or otherwise. None of the rights or obligations of any Subordinated Lender or the Company hereunder may be sold, assigned, pledged, encumbered or otherwise disposed unless no Event of Default has occurred and is continuing under the Senior Debt Documents and (i) such Subordinated Lender provides the Senior Lenders with not less than 10 days prior written notice of any such sale, assignment, pledge, encumbrance or disposition and the identity and address and other notice information of the purchaser, assignee, pledgee, transferee or other beneficiary and (ii) such purchaser, assignee, pledgee, transferee or other beneficiary executes and delivers to the Senior Lenders a Subordination Agreement, substantially in the form of this Agreement, or a written acknowledgment in form and substance satisfactory to the Senior Lenders pursuant to which such purchaser, assignee, pledgee, transferee or other beneficiary agrees to be bound by the terms and provisions hereof, provided that, notwithstanding any breach of clauses (i) or (ii) above, this Agreement shall bind any such purchaser, assignee, pledgee, transferee or other beneficiary. Notwithstanding the foregoing, provided that clauses (i) and (ii) of this Section 13(d) are satisfied, such Subordinated Lender shall be permitted to sell, assign, pledge, encumber or otherwise dispose of any Subordinated Debt without the prior written consent of the Senior Lenders.

     (e) Governing Law. This Agreement and the rights and obligations hereunder shall be construed and enforced in accordance with the laws of the State of New York without regard to conflict of law of provisions thereof.

     Section 14. No Impairment of Notes. Nothing contained in this Agreement shall impair, as between the Company and any Subordinated Lender, the obligations of the Company to pay to the Subordinated Lenders the principal thereof and prepayment premium, if any, and interest thereon as and when the same shall become due and payable in accordance with the terms of the Subordinated Notse and to issue to the Subordinated Lenders any Conversion Shares (as defined in the Subordinated Notes) pursuant to the terms of the Subordinated Notes, or prevent the Subordinated Lenders from exercising all rights, powers and remedies otherwise permitted by applicable law or under the Subordinated Notes, all subject to the terms of hereof and the rights of the Senior Lenders.

[SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered, as of the date first above written.

David Reingold

Address:
Attention:
Facsimile:

State of	)
	)	ss.
County of	)

     On September __, 2007, before me, a Notary Public, personally appeared David Reingold, personally known to me or proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same, and that by his signature on the instrument the person executed the instrument.

     Witness my hand and official seal.

SEAL
Notary Public

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered, as of the date first above written.

Lisa Reingold

Address:
Attention:
Facsimile:

State of	)
	)	ss.
County of	)

     On September __, 2007, before me, a Notary Public, personally appeared Lisa Reingold, personally known to me or proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument and acknowledged to me that he/she executed the same, and that by her signature on the instrument the person executed the instrument.

     Witness my hand and official seal.

SEAL
Notary Public

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered, as of the date first above written.

Mark Goodman

Address:
Attention:
Facsimile:

State of	)
	)	ss.
County of	)

     On September __, 2007, before me, a Notary Public, personally appeared Mark Goodman, personally known to me or proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same, and that by his signature on the instrument the person executed the instrument. Witness my hand and official seal.

SEAL
Notary Public

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered, as of the date first above written.

Andrew Muroff, as attorney-in-fact for Orlee
Muraff, pursuant to a Power of Attorney dated

Address:
Attention:
Facsimile:

State of	)
	)	ss.
County of	)

     On September __, 2007, before me, a Notary Public, personally appeared Orlee Muroff, personally known to me or proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same, and that by his signature on the instrument the person executed the instrument.

     Witness my hand and official seal.

SEAL
Notary Public

ACKNOWLEDGED AND AGREED: SENIOR LENDERS:

HUDSON BAY FUND LP

By:
Name:
Title:

HUDSON BAY OVERSEAS FUND, LTD.

By:
Name:
Title:

     Each of the undersigned hereby acknowledges and agrees to the foregoing terms and provisions. By its signature below, the undersigned agrees that it will, together with its successors and assigns, be bound by the provisions hereof.

     Each of undersigned acknowledges and agrees that: (i) although it may sign this Subordination Agreement it is not a party hereto and does not and will not receive any right, benefit, priority or interest under or because of the existence of the foregoing Subordination Agreement, and (ii) it will execute and deliver such additional documents and take such additional action as may be necessary or desirable in the reasonable opinion of any of the Senior Lenders or Subordinated Lender to effectuate the provisions and purposes of the foregoing Subordination Agreement.

CLEARLY CANADIAN BEVERAGE
CORPORATION

By:
Name:
Title:

ACKNOWLEDGEMENT

     Each of the undersigned hereby acknowledges and agrees to the foregoing terms and provisions. By its signature below, the undersigned agrees that it will, together with its successors and assigns, be bound by the provisions hereof.

     Each of undersigned acknowledges and agrees that: (i) although it may sign this Subordination Agreement it is not a party hereto and does not and will not receive any right, benefit, priority or interest under or because of the existence of the foregoing Subordination Agreement, and (ii) it will execute and deliver such additional documents and take such additional action as may be necessary or desirable in the reasonable opinion of any of the Senior Lenders or Subordinated Lender to effectuate the provisions and purposes of the foregoing Subordination Agreement.

CLEARLY CANADIAN BEVERAGE
CORPORATION

By:
Name:
Title: